Exhibit 15.1

FOR IMMEDIATE RELEASE

Contact: ir@gipreit.com

GENERATION INCOME PROPERTIES ANNOUNCES
EXPANSION OF PORTFOLIO WITH PENDING
$1.7 MILLION ACQUISITION

Tampa, FL, February 22, 2021 – Generation Income Properties, Inc. (OTCQB: GIPR) (“GIP” or the “Company”) announced the signing of a definitive Purchase and Sale Agreement on February 16, 2021 under which the Company will acquire an approximately 7,800 SF single-tenant office building in Plant City, Florida for total consideration of approximately $1.7 million. It is anticipated that the acquisition of this property will be funded by a mix of debt and equity.

The building is occupied by Irby Construction Company, with a guarantee from Quanta Services Inc. which holds an investment grade credit rating of BBB- from Standard and Poor’s. The transaction is subject to customary closing conditions and due diligence. David Sobelman, President and Chief Executive Officer of GIP, noted, “This potential acquisition shows that we are continually able to identify assets that are occupied by credit worthy tenants at attractive cap rates, helping to strengthen and grow our portfolio.”

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets. GIP invests primarily in freestanding, single-tenant commercial retail, office and industrial properties. Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

Forward-Looking Statements:

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the company’s business, GIPREIT.COM financial condition, and results of operations. Some of these risks and uncertainties are identified in the company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. The occurrence of any of these risks and uncertainties could have a material adverse effect on the company’s business, financial condition, and results of operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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